Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(Dollars in thousands, except ratios)

	Years Ended December 31,
	2003	2002	2001 (a)	2000	1999
Earnings:
Pretax income from continuing operations before discontinued operations and cumulative effect of accounting changes	$29,342	$13,269	$(152,691)	$85,148	$74,706
Interest expense (net)	21,128	25,574	32,808	36,075	35,506
Portion of rent expense representative of interest factor	5,650	4,738	5,687	6,727	6,815
Amortization of capitalized interest	1,498	1,547	1,586	1,649	1,751

Adjusted pretax income from continuing operations	$57,618	$45,128	$(112,610)	$129,599	$118,778

Fixed Charges:
Interest expense (before deducting capitalized interest)	$21,236	$25,687	$32,829	$36,138	$35,605
Portion of rent expense representative of interest factor	5,650	4,738	5,687	6,727	6,815

Total fixed charges	$26,886	$30,425	$38,516	$42,865	$42,420

Ratio of earnings to fixed charges	2.1	1.5	N/A	3.0	2.8

(a)	Due to a loss for the year ended December 31, 2001, the coverage ratio was less than 1:1. The Company needed to generate an additional $151.1 million in earnings to achieve a coverage ratio of 1:1.